No ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

March 14, 2006

Samuel K. Lee
Associate General Counsel
Corporate, Finance and Ventures
Office of General Counsel
Xerox Corporation
800 Long Ridge Road
Stamford, CT 06904

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/14/2006

Re: Xerox Corporation
Incoming letter dated January 13, 2006

Dear Mr. Lee:

This is in response to your letter dated January 13, 2006 concerning the shareholder proposal submitted to Xerox by the Association of Retired Xerox Employees, Inc., Gwendolyn Combs, S. David Coriale, and David Ferren. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: S.D. Coriale
Chairman
The Association of Retired Xerox Employees, Inc.
1242 Conifer Cove Lane
Webster, NY 14580

108772

cc: Gwendolyn Combs
55 Hilltop Drive
Penfield, NY 14526

S. David Coriale
1242 Conifer Cove Lane
Webster, NY 14580

David Ferren
10 Granite Drive
Penfield, NY 14580

XEROX®

Office of General Counsel

Samuel K. Lee
Associate General Counsel,
Corporate, Finance and Ventures

RECEIVED
2006 JAN 17 AM 11:55
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Via Overnight Delivery and Fax

January 13, 2006

Office of Chief Counsel
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Relating to Bonus Payments

Dear Sir or Madam:

This letter and the attached material are submitted by Xerox Corporation (the "Company") in accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended. The Company has received a letter dated December 8, 2005 from the Association of Retired Xerox Employees, Inc., Gwendolyn Combs, S. David Coriale and David Ferren (collectively, the "Proponents"), presenting a proposal for inclusion in the Company's 2006 proxy materials (the "Proposal"). A copy of the Proposal is attached hereto as Exhibit A. The Company hereby advises the Commission that it intends to exclude the Proposal from its 2006 proxy materials for the reasons described below, and respectfully requests confirmation from the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if the Company so excludes the Proposal. By copy of this letter, we are advising the Proponents of the Company's intention. Pursuant to Rule 14a-8(j), this letter is being filed no later than eighty (80) calendar days before the Company files its definitive 2006 proxy materials with the Commission. In accordance with Rule 14a-8(j)(2) there are submitted herewith five additional copies of this letter and the attachment.

Xerox Corporation
800 Long Ridge Road
Stamford, Connecticut 06904
Telephone: (203) 968-4695
Facsimile: (585) 216-2458
E-Mail: Samuel.Lee@xerox.com

The Company believes that the Proposal may be excluded from the Company's 2006 proxy materials pursuant to Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations.

Rule 14a-8(i)(7) Company's Ordinary Business Operations

Rule 14a-(8)(i)(7) permits a company to exclude a shareholder proposal if such proposal "deals with a matter relating to the company's ordinary business operations." The Company believes that the Proposal deals with its ordinary business operations because it relates to general compensation matters.

The Proposal relates to "providing a substantial majority of future award grants under the Company's 2004 Performance Incentive Plan to the ***Officers*** of the Company..." (emphasis added). Furthermore, in the text of the supporting statement accompanying the Proposal, the Proponents refer variously to "senior managers of the Company," "senior executives," and "top executives." While the Staff has stated that senior executive and director compensation may be a proper subject for shareholder proposals, the Staff has maintained that shareholder proposals relating to general compensation matters are excludable on the grounds that general compensation matters are part of a company's ordinary business operations. *See Division of Corporate Finance: Staff Legal Bulletin 14A—Shareholder Proposals*, (July 12, 2002). In addition, the Staff has repeatedly allowed the exclusion of shareholder proposals on Rule 14a-8(i)(7) grounds when such proposals are unclear on whether they deal with senior executive and director compensation or general compensation. *See Peoples Ohio Financial Corporation* (avail. July 20, 2005) ("*Peoples*") (permitting exclusion of proposal targeting compensation of "Directors and Officers" as general compensation matters relating to ordinary business operations); *Phillips Petroleum Co.* (avail. March 13, 2002) (*"Phillips")* (permitting exclusion of proposal referencing "the Chairman and other officers" as not exclusively relating to executive compensation); *Lucent Technologies Inc.* (avail. November 6, 2001) (*"Lucent"*) (permitting exclusion of proposal addressing the salaries of "all officers and directors" as not clearly relating to executive compensation and relating to ordinary business operations); *Minnesota Mining and Manufacturing Co.* (avail. March 4, 1999) ("*3M*") (permitting exclusion of proposal targeting the "top 40 executives"); *Battle Mountain Gold Company* (avail. February 13, 1992) (Battle Mountain) (permitting exclusion unless proponent modified proposal directed at "top management" to relate only to executive compensation).

The Proposal's reference to "Officers" is not clearly directed at senior executive compensation. The broad term "Officers" encompasses individuals whose positions within the Company are not of the senior executive level and therefore the management of such individuals' compensation is properly considered within the scope of the Company's ordinary business operations. Additionally, the Company's 2004 Performance Incentive Plan (the "Plan") awards that are the subject of the Proposal (which such Plan was included in the Company's 2004 proxy materials and subsequently approved by its shareholders) clearly states that "any employee of the Company shall be eligible to receive an award under the Plan." The Proponents' qualification that the Proposal applies only to awards under the Plan, therefore, does not help to narrow the subject of the Proposal to executive compensation awards. *See* Xerox Corporation 2004 Proxy Statement, p. 58 (attached hereto as Exhibit B).

XEROX®

Recently, in *Peoples*, the Staff allowed a company to exclude a proposal targeting the compensation of "Directors and Officers of Peoples" on the grounds that such proposal was related to general compensation, and therefore a subject of the company's ordinary business operations. In *Lucent*, the Staff allowed the exclusion of a proposal directed at "all officers," which is similar to the Proposal's reference to "Officers." In *Phillips*, the Staff allowed the company to exclude a proposal directed at the "Chairman and other officers," which again is comparable to the Proposal's reference to "Officers." Furthermore, some of the terms used in the supporting statement to the Proposal are similar to those that have been considered to provide a basis for exclusion by the Staff. In *Battle Mountain*, the Staff stated in their response letter to the company that the term "top managers," which is similar to the term "senior managers" used by the Proponents in the supporting statement to the Proposal, was not clearly limited to executive compensation. In 3M, the Staff allowed the exclusion of a proposal directed at the "top 40 executives" because it related to general compensation matters. The Proponents refer to the "top executives" in the Proposal, but make no attempt to limit this characterization to specific senior executives.

Because (i) the Staff has consistently and recently allowed the exclusion of similarly worded proposals which sought to address "officers" without further limiting that classification to senior executive level employees, (ii) the Proponents use various terms in the supporting statement that the Staff has previously considered not to be limited to executive compensation matters, and (iii) the Company's Plan by its terms applies to compensation for all employees, the Proposal should be considered to concern general compensation matters and therefore be excluded as relating to the Company's ordinary business operations.

Accordingly, the Company believes the Proposal may properly be excluded from the Company's 2006 proxy materials pursuant to Rule 14a-8(i)(7).

Based upon the foregoing, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2006 proxy materials. If you have any questions regarding this matter, please do not hesitate to contact me at (203) 968-4695.

Very truly yours,

Samuel K. Lee

Attachments: Copy of Proposal
Copy of Portions of Xerox 2004 Proxy Statement

cc: The Association of Retired Xerox Employees, Inc.
(Attn: S. D. Coriale)
G. Combs
S. D. Coriale
D. Ferren

EXHIBIT A

The Association of Retired Xerox Employees, Inc.
1242 Conifer Cove Lane
Webster, New York 14580
Email: chairman@arxe.org

December 8, 2005

Xerox Corporation
P.O. Box 1600
Stamford, Connecticut 06904

Attention: Secretary

Enclosed please find the proxy proposal for inclusion in the proxy statement and form of proxy for the 2006 Annual meeting entitled "STOCKHOLDER PROPOSAL RELATED TO SENIOR EXECUTIVE BONUSES".

The Association of Retired Xerox Employees, Inc. the owner of 300 shares of common stock of the company and meet the requirements set forth by the SEC to be eligible for such action. I have enclosed a written statement from Scottrade Brokerage verifying that The Association of Retired Xerox Employees has held the securities for the prescribed time. I further state that The Association of Retired Xerox Employees will hold the shares through the date of the 2006 Annual meeting.

If there are any questions, I can be reached at the above address.

Regards,

S. D. Coriale, Chairman

STOCKHOLDER PROPOSAL RELATING TO SENIOR EXECUTIVE BONUSES

Resolved: The shareholders of Xerox Inc. (the "Company") hereby request that the Compensation Committee of the Company's Board of Directors shall adopt a policy of providing a substantial majority of the future award grants under the 2004 Performance Incentive Plan to the Officers of the Company that are performance-based on the growth in top line revenues.

Supporting Statement: We believe that the 2004 Performance Incentive Program needs to better align the interests of the senior managers of the Company more substantially to growing the revenues of the company as the means to provide long term and sustainable profits for the shareholders. Performance based bonus compensation ties compensation more closely to company performance rather than stock market performance. Performance based bonuses encourage senior executives to set and meet ambitious but realistic performance targets. We believe that Xerox's current use of bonus award incentives to compensate its senior executives has the potential to reward mediocre company performance, and we urge the Committee to use performance based incentive awards.

The Xerox Board and Senior Executives are to be applauded for their performance in recent years as they have substantially ended the serious performance and financial crises that had taken the Company to the verge of failing. We further supported the use of various incentives that had been used to retain the key members of the management team during the crisis period, but the need for this retention tool has essentially ended. While the profits have been stabilized, it has been at the expense of downsizing and asset sell off and the performance of the Company has not shown the growth in top line revenues that would inspire shareholders to have confidence in the long term prospects for the Company.

We believe that it is unfair to continue to provide substantial bonuses to the top executives while benefits costs for the recent retirees, many of who provided 30 or more years of loyal service and who helped to make the Company successful, are being severely constrained. Unequal treatment is clearly inconsistent with the long stated Xerox values. Shareholders, including Xerox retiree shareholders, have seen the value of their shares stay well below levels in the years prior to the crisis and have also felt financial impacts of this critical period.

A similar proposal, was made to the shareholders of Sun Microsystems this year and garnered nearly 43% shareholder support.

Please **VOTE FOR** the proposal.

Submitted by The Association of Retired Xerox Employees, Inc., Webster, NY 14580, Gwendolyn Combs, Penfield, NY 14564, S. David Coriale, Webster, NY 14580, and David Ferren Penfield, NY 14526

Scot
FINANCIAL SERVICES
Members: National Association of Securities Dealers & Securities Investor Protection Corporation

12800 Corporate Hill Dr.
St. Louis, MO 63131-1834
314-965-1555 • 1-800-888-1980

November 22, 2004

Mr. Melvin N. Kahler
Treasurer
Association of Retired Xerox Employees
1242 Conifer Cove
Webster, NY 14580

RE: Position in Xerox

Dear Mr. Kahler:

Pursuant to your request to provide a statement of ownership, the Association of Retired Xerox Employees bought 300 shares of Xerox on November 21, 2003 and as of November 19, 2004, still holds the position in its account. Enclosed is your monthly statement for November, 2003, showing the date on which the transaction settled.

If you should require additional assistance, please contact your branch office at your convenience.

Very truly yours,

Trish Casey
Compliance Examiner

Scottrade More broker for your money.

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XRX	XEROX CORP	Cash	300	4,383.00	-12.00(-0.27%)
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S. David Coriale
1242 Conifer Cove Lane
Webster, New York 14580
Email: dcoriale@frontiernet.net

December 8, 2005

Xerox Corporation
P.O. Box 1600
Stamford, Connecticut 06904

Attention: Secretary

Enclosed please find the proxy proposal for inclusion in the proxy statement and form of proxy for the 2006 Annual meeting entitled "STOCKHOLDER PROPOSAL RELATED TO SENIOR EXECUTIVE BONUSES".

I am the owner of 500 shares of common stock of the company and meet the requirements set forth by the SEC to be eligible for such action. I have enclosed a written statement from Fidelity Brokerage verifying that I have held the securities for the prescribed time. I further state that I will hold the shares through the date of the 2006 Annual meeting.

If there are any questions, I can be reached at the above address.

Regards,

S. D. Coriale

Fidelity INVESTMENTS

November 19, 2004

Samuel David Coriale
1242 Conifer Cove Lane
Webster, NY 14580-9587

Dear Mr. Coriale:

I received your request to provide you with a confirmation of ownership of Xerox Corp. common stock, Cusip: 984121103.

I am able to confirm that you purchased 500 shares of Xerox Corp. common stock on May 14, 2003 at a price of $14.95 a share and have continued to hold all 500 shares in your Fidelity Brokerage Traditional IRA account, 123-406945.

I hope this information is helpful. If you have any questions, please contact me at 800-482-9984 extension 7052. I am available Monday through Friday 8:30 a.m. to 5:00 p.m. Eastern time. Thank you for doing business with Fidelity Investments.

Sincerely,

Greg Mastrangelo
Client Service Specialist

Our File: W016910-17NOV04

Investment Report

September 1, 2005 - September 30, 2005

Fidelity Traditional IRA 123-406945

SAMUEL D CORIALE - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Account Summary

Beginning value as of Sep 1	$273,779.60
Change in investment value	9,685.80
Ending value as of Sep 30	**$283,465.40**
Your commission schedule	Silver
Account eligible trades from Oct 2004 - Sep 2005	11

Income Summary

	This Period	Year to Date
Tax-deferred	$1,232.28	$2,693.70

Holdings (Symbol) as of September 30, 2005

Holdings	Performance September 30, 2005	Quantity September 30, 2005	Price per Unit September 30, 2005	Cost	Total Value September 1, 2005	Total Value September 30, 2005
Stocks *54% of holdings*						
APPLE COMPUTER INC (AAPL)		1,200.000	$53.610	$43,809.90	$56,268.00	$64,332.00
OUTBACK STEAKHOUSE INC (OSI)		700.000	36.600	15,469.40*c*	29,127.00	25,620.00
PAYCHEX INC (PAYX)		1,100.000	37.090	37,201.27	37,543.00	40,799.00
SUN MICROSYSTEMS INC (SUNW)		500.000	3.930	1,956.15	1,900.00	1,965.00
WHOLE FOODS MKT INC (WFMI)		100.000	134.450	11,844.47	12,926.00	13,445.00
XEROX CORP (XRX)		500.000	13.650	5,109.95	6,705.00	6,825.00
Mutual Funds *46% of holdings*						
FIDELITY GROWTH & INCOME (FGRIX)		770.197	37.180	26,817.59	28,298.23	28,635.92
FIDELITY DIVIDEND GROWTH (FDGFX)		1,016.367	28.270	25,919.02	28,562.86	28,732.70
PIMCO REAL RETURN CLASS D (PRRDX)		1,866.935	11.470	20,771.21	21,538.24	21,413.74
T ROWE PRICE MID CAP VALUE (TRMCX)		671.562	23.810	14,865.00	15,976.45	15,989.89
SELECTED AMERICAN SHARES (SLASX)		893.243	38.930	32,235.35	34,095.08	34,773.94
Core Account *0% of holdings*						
FIDELITY CASH RESERVES (FDRXX)	*7-day yield: 3.39%*	933.210	1.000	not applicable	839.74	933.21
Total Market Value						**$283,465.40**

All positions held in cash account unless indicated otherwise.

c - Customer provided

Gwendolyn Combs
55 Hilltop Drive
Penfield, New York 14526

December 8, 2005

Xerox Corporation
P.O. Box 1600
Stamford, Connecticut 06904

Attention: Secretary

Enclosed please find the proxy proposal for inclusion in the proxy statement and form of proxy for the 2006 Annual meeting entitled "STOCKHOLDER PROPOSAL RELATED TO SENIOR EXECUTIVE BONUSES".

I am the owner of 1000 shares of common stock of the company and meet the requirements set forth by the SEC to be eligible for such action. I have enclosed a written statement from Morgan Stanley Brokerage verifying that I have held the securities for the prescribed time. I further state that I will hold the shares through the date of the 2006 Annual Meeting.

If there are any questions, I can be reached at the above address.

Regards,

Gwendolyn Combs

Gwendolyn Combs

tel 585 385 5100
fax 716 385 5155

Morgan Stanley

October 26, 2004

To Whom It May Concern:

This letter serves as proof of ownership for the following:

1000 shares of Xerox Stock
Owner: Gwendolyn M. Combs IRA
Dates of Purchse: 10/19/99 100 Shares
01/31/00 100 Shares
07/27/00 800 Shares

If you have further questions I can be reached at (585) 385-5105.

Yours truly,

Sally Devney
First Vice President
Retirement Planning Specialist
Financial Advisor

SD/pkm

Morgan Stanley

RETIREMENT ACCOUNT
FOR MONTH ENDING OCTOBER 31, 2005

GWENDOLYN M COMBS
55 HILLTOP DRIVE

Account Number
323 030730 093

ASSET DETAILS

Cash and Money Market Funds	Amount	Pct of Assets	Est Yrly Income
CASH	.00	---	---
LIQUID ASSET FUND	8,555.31	4.6%	276
Total Cash and Money Market Funds	$8,555.31	4.6%	$276
Net Change Since Last Statement	$6,252.63		

Annualized 30 Day Yields

Liquid Asset Fund.. 3.23%
U. S. Gov't Money Market Tr............................... 3.00%

Stocks	Current Price	Value	Pct of Assets	Est Yrly Income	Dividend Yield	Symbol	Additional Information
Common Stocks							
100 LIONS GATE ENTERTAINMENT CORP	9.60	960.00	0.5%	0	0.00%	LGF	
40 PAYCHEX INC	38.76	1,550.40	0.8%	25	1.65%	PAYX	Next Dividend Payable 11/15/05
1,000 XEROX CORP	13.57	13,570.00	7.4%	0	0.00%	XRX	
Total Stocks		$16,080.40	8.7%	$25	.15%		
Net Change Since Last Statement		-7.20					

Mutual Funds	Current Price	Value	Pct of Assets	Est Yrly Income	Distribution Rate	Fund Plan Number	Symbol	Dividend/ Cap Gains Option
Morgan Stanley Mutual Funds								
48.905 DIVIDEND GRWTH SECURITIES A	35.3500	1,728.79	0.9%	N/A	N/A	192355347	DIVAX	Reinv/Reinv

David Ferren
10 Granite Drive,
Penfield, NY 14580
Email: inski007@rochester.rr.com

December 7, 2005

Xerox Corporation
P.O. Box 1600
Stamford, Connecticut 06904

Attention: Secretary

Enclosed please find the proxy proposal for inclusion in the proxy statement and form of proxy for the 2006 Annual meeting entitled "STOCKHOLDER PROPOSAL RELATED TO SENIOR EXECUTIVE BONUSES".

I am the owner of 709 shares of common stock of the company and meet the requirements set forth by the SEC to be eligible for such action. I have enclosed a written statement from Morgan Stanley Brokerage verifying that I have held the securities for the prescribed time. I further state that I will hold the shares through the date of the 2006 Annual meeting.

If there are any questions, I can be reached at the above address.

Regards,

D. Ferren

1100 First Federal Plaza
Rochester, NY 14614

tel 716 987 6000

Morgan Stanley

November 17, 2005

To Whom It May Concern,

David A. and Joanne Ferren are Morgan Stanley clients in good standing. They currently own 709 shares of Xerox common stock in Morgan Stanley account number 619 - 41526 – 002. The attached share certificate identifies 630 of these chares to CUSIP number 984121 10 3.

Should there be any questions about these holdings, or if additional information is required, please do not hesitate to contact me.

Sincerely,

David M. Isabella
Senior Vice President
Morgan Stanley
585-987-6078

Attachment

EXHIBIT B

Xerox Corporation
2004 Performance Incentive Plan

1. Purpose

The purpose of the Xerox Corporation 2004 Performance Incentive Plan (the "2004 Plan" or the "Plan") is to advance the interests of Xerox Corporation (the "Company") and to increase shareholder value by providing officers and employees of the Company, its subsidiaries and its Affiliates (as hereinafter defined) with a proprietary interest in the growth and performance of the Company and with incentives for current or future service with the Company, its subsidiaries and Affiliates. The Plan is a successor plan to (i) the Xerox Corporation 1991 Long-Term Incentive Plan, (ii) the Xerox Corporation 1998 Employee Stock Option Plan, (iii) the Xerox Executive Performance Incentive Insurance Plan, (iv) the Xerox Mexicana, S.A. de C.V. Executive Rights Plan and (v) the Xerox Canada Inc. Executive Rights Plan, any or all of which may be referred to as a "Predecessor Plan".

2. Effective Date and Term

The Plan shall be effective as of May 20, 2004, subject to the approval of the Company's shareholders at the 2004 annual meeting. No awards or grants can be made after January 1, 2008 unless terminated sooner pursuant to Section 13 by the Company's Board of Directors (the "Board"). Effective May 20, 2004, no further awards shall be made under a Predecessor Plan, but outstanding awards under any Predecessor Plan shall remain outstanding in accordance with their applicable terms and conditions.

3. Plan Administration

The independent Compensation Committee of the Board, or such other independent committee as the Board shall determine, comprised of not less than three members shall be responsible for administering the Plan (the "Compensation Committee"). To the extent specified by the Compensation Committee it may delegate its administrative responsibilities to a subcommittee of the Compensation Committee comprised of not less than three members (the Compensation Committee and such subcommittee being hereinafter referred to as the "Committee"). The Compensation Committee or such subcommittee members, as appropriate, shall be qualified to administer the Plan as contemplated by (a) Rule 16b-3 under the Securities Exchange Act of 1934 (the "1934 Act") or any successor rule, (b) Section 162(m) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder ("Section 162(m)"), and (c) any rules and regulations of a stock exchange on which Common Stock (as defined in Section 5) of the Company is listed. The Committee, and such subcommittee to the extent provided by the Committee, shall have full and exclusive power to interpret, construe and implement the Plan and any rules, regulations, guidelines or agreements adopted hereunder and to adopt such rules, regulations and guidelines for carrying out the Plan as it may deem necessary or proper. These powers shall include, but not be limited to, (i) determination of the type or types of awards to be granted under the Plan; (ii) determination of the terms and conditions of any awards under the Plan; (iii) determination of whether, to what extent and under what circumstances awards may be settled, paid or exercised in cash, shares, other securities, or other awards, or other property, or cancelled, forfeited or suspended; (iv) adoption of such modifications, amendments, procedures, subplans and the like as are necessary to enable participants employed in other countries in which the Company may operate to receive advantages and benefits under the Plan consistent with the laws of such countries, and consistent with the rules of the Plan; (v) subject to the rights of participants, modification, change, amendment or cancellation of any award to correct an administrative error and (vi) taking any other action the Committee deems necessary or desirable for the administration of the Plan. All determinations, interpretations, and other decisions under or with respect to the Plan or any award by the Committee shall be final, conclusive and binding upon the Company, any participant, any holder or beneficiary of any award under the Plan and any employee of the Company. Except for the power to amend the Plan as provided in Section 13 and except for determinations regarding employees who are subject to Section 16 of the 1934 Act or certain key employees who are, or may become, as determined by the Committee, subject to the Section 162(m) compensation deductibility limit (the "Covered Employees"), and except as may otherwise be required under applicable New York Stock Exchange rules, the Committee may delegate any or all of its duties, powers and authority under the Plan pursuant to such conditions or limitations as the Committee may establish to any officer or officers of the Company.

4. Eligibility

Any employee of the Company shall be eligible to receive an award under the Plan. For purposes of this Section 4, "Company" shall include any entity that is directly or indirectly controlled by the Company or any entity in which the Company has a significant equity interest, as determined by the Committee ("Affiliate").

5. Shares of Stock Subject to the Plan

A total number of 10.0 million (10,000,000) shares of common stock[1], par value $1.00 per share, of the Company ("Common Stock") shall become available for issuance under the Plan, provided that any shares issued in connection with options or SARs shall be counted against this limit as 0.6 shares for each one (1) share issued. Any shares available for grant under any Predecessor Plan on the Effective Date not subject to outstanding awards shall become available for issuance under the Plan. (As of May 20, 2004, approximately 15.7 million shares[2] are expected to be available for issuance under Predecessor Plans.) Thus, the total number available for grant under the 2004 Plan is expected to be 25.7 million (25,700,000)[3]. In addition, any shares underlying awards outstanding on May 20, 2004 under any Predecessor Plan that are cancelled, are forfeited, or lapse shall become available for issuance under the Plan.

For purposes of the preceding paragraph, the following shall not be counted against shares available for issuance under the Plan: (i) settlement of stock appreciation rights ("SAR") in cash or any form other than shares and (ii) payment in shares of dividends and dividend equivalents in conjunction with outstanding awards. Any shares that are issued by the Company, and any awards that are granted by, or become obligations of, the Company, through the assumption by the Company or an affiliate of, or in substitution for, outstanding awards previously granted by an acquired company shall not be counted against the shares available for issuance under the Plan.

In determining shares available for issuance under the Plan, any awards granted under the Plan that are cancelled, are forfeited, or lapse shall become eligible again for issuance under the Plan. In addition, shares withheld to pay taxes pursuant to Section 14, and shares tendered to exercise stock options, shall be treated as shares again eligible for issuance under the Plan.

In no event, however, except as subject to adjustment as provided in Section 6, shall more than (a) 10.0 million (10,000,000) shares of Common Stock be available for issuance pursuant to the exercise of incentive stock options ("ISOs") awarded under the Plan; and (b) 15.0 million (15,000,000) shares of Common Stock be made the subject of awards under any combination of awards under Sections 7(a), 7(b) or 7(c) of the Plan to any single individual, of which no more than 10.0 million (10,000,000) may be shares of restricted stock. SARs whether settled in cash or shares of Common Stock shall be counted against the limit set forth in (b).

Any shares issued under the Plan may consist in whole or in part, of authorized and unissued shares or of treasury shares, and no fractional shares shall be issued under the Plan. Cash may be paid in lieu of any fractional shares in settlements of awards under the Plan.

6. Adjustments and Reorganizations

The Committee may make such adjustments as it deems appropriate to meet the intent of the Plan in the event of changes that impact the Company's share price or share status, provided that any such actions are consistently and equitably applicable to all affected participants.

In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off or other distribution (other than normal cash dividends) of Company assets to shareholders, or any other change affecting shares,

---

[1] 10.0 million reflects the number of shares if all grants were made in "whole value" shares (e.g., restricted stock or performance shares). If all grants were made in the form of options or SARs, the number available is 16.7 million.
[2] 15.7 million reflects the number of shares if all grants were made in "whole value" shares (e.g., restricted stock or performance shares). If all grants were made in the form of options or SARs, the number available is 26.1 million.
[3] 25.7 million reflects the number of shares if all grants were made in "whole value" shares (e.g., restricted stock or performance shares). If all grants were made in the form of options or SARs, the total number available is 42.8 million.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Xerox Corporation
Incoming letter dated January 13, 2006

The proposal requests that the compensation committee of the board of directors adopt a policy of providing a substantial majority of future award grants that are performance-based on the growth in top line revenues.

You have expressed your view that Xerox may exclude the proposal under rule 14a-8(i)(7) because it relates to Xerox's ordinary business operations. In our view, it is not clear whether the proposal is directed at compensation of executive officers only, or instead, relates to general compensation policy. It appears, however, that the proposal could be limited to executive compensation. Accordingly, unless the proponent provides Xerox with a revised proposal making such limitation clear within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Xerox omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser